# SEC Schedule 13G/A (Amendment No. 33) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bridgeline Digital, Inc., CIK 0001378590
CUSIP: 10807Q700
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 100 TRADE CENTER, SUITE G-700, WOBURN, Massachusetts (MA), 01801
Date of event which requires filing of this statement: 12/23/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001968076-23-000001
Filed by CIK 0001968076

## Reporting persons
- Jacobsen Per A.: type of reporting person: individual (IN); citizenship or place of organization: Maryland (MD); sole voting power 1,000,000; sole dispositive power 1,000,000; aggregate amount beneficially owned 1,000,000 (9.6% of the class)

## Item 1. Issuer
Name of issuer: Bridgeline Digital, Inc.
Address of issuer's principal executive offices: 100 TRADE CENTER, SUITE G-700, WOBURN, MASSACHUSETTS, 01801

## Item 2. Person Filing
Name of person filing: Per A Jacobsen
Address of principal business office or, if none, residence:
P.O. Box 444
Ashton, MD 20861-0444
Citizenship: Maryland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of December 23, 2024, filer held an aggregate of 1,000,000 shares of Common Stock.
Percent of class:
9.6%. The percentage of shares of the Issuer's common stock
as reported in this Schedule 13G/A is based upon 10,417,609
shares of the Issuer's common stock outstanding as of
August 14, 2024, as reported in the Issuer's Quarterly
Report on Form 10-Q quarter ended June 30, 2024.
Sole power to vote or to direct the vote: 1,000,000
Sole power to dispose or to direct the disposition: 1,000,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Jacobsen Per A.: /s/ Per A Jacobsen, self (12/23/2024)